Hogan Lovells US LLP 525 University Avenue 4th Floor Palo Alto, CA 94301 T +1 650 463 4000 F +1 650 463 4199 www.hoganlovells.com

July 5, 2012

VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc. Registration Statement on Form S-1 Filed April 13, 2012, as amended May 24, 2012 and June 18, 2012 File No. 333-180694

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of Hyperion Therapeutics, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-180694) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012. For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement filed on June 18, 2012.

Amendment No. 3 is being filed in response to comments, contained in the letter dated July 2, 2012 from the Staff to Mr. Donald J. Santel, Chief Executive Officer of the Company, with respect to the Registration Statement (the “Comment Letter”). For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Overview

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 57

1.

Please disclose the significant assumptions used at each valuation date for the company value and the PWERM allocation value such as the discount rate, volatility, for each scenario used in determining the fair values. Also disclose the information included in your response to comment

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Securities and Exchange Commission

July 5, 2012

1b, including the exercise assumption, anticipated launch dates of each product considered, how sales and expenses were determined, and any other significant assumptions used.

The Company respectfully acknowledges the Staff’s comments and has revised its disclosure on pages 62 and 63 to include the information requested above and in accordance with discussions with the Staff on July 3, 2012, for valuation dates during which stock options were granted.

2.	Please clarify your response to comment 1b, where you state that you assume an increase in patients taking Ravicti over time, to tell us whether you also consider factors that may offset some of the increases (e.g. market competition).

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company considered and incorporated other factors into its sales assumptions that offset the modest increases estimated for new patients taking Ravicti, including estimates as to annual patient mortality. In addition, the Company also did not assume that all patients switched from their existing therapies, including BUPHENYL and other treatments, and made no estimates of penetration into the estimated 1,000 undiagnosed UCD patients. The Company notes that it has orphan designation, which provides it with market exclusivity for a period of seven years following FDA approval. Additionally, the Company is not aware of any new drugs in development for UCD and as part of its purchase option, it has the right to purchase BUPHENYL, the existing drug for the chronic treatment of UCD. Given such factors, the Company did not anticipate a new entrant entering the market during the period forecasted.

3.	Notwithstanding the above comments, we have read your response to comment one, but do not understand how an income approach methodology is appropriate for your facts and circumstances. Please address the following for each valuation date:

•	Clarify in the filing the amount of the risk premium and why you believe it appropriately factors in the uncertainty of receiving regulatory approval.

•

Tell us how your methodology considers others factors such as the terms of the agreement with Ucyclyd such that you have an option to purchase all of Ucyclyd’s worldwide rights in BUPHENYL and AMMONUL for an upfront payment of $22.0 million, plus subsequent milestone and royalty payments. In addition, if you exercise the option, Ucyclyd has a time-limited option to retain AMMONUL for a purchase price of $32.0 million. If Ucyclyd exercises its option under the restated collaboration agreement and retains AMMONUL, the upfront purchase price for BUPHENYL will be $19.0 million resulting in a net payment from Ucyclyd to you of $13.0 million upon close of the transaction. Since the terms of the agreement may result in vastly different cash flows and stock values, please clarify how you captured the terms in your valuation analysis.

•	Clarify in the filing why you believe you have a reliable basis to estimate sales and expenses in estimating your stock valuation given you have never received regulatory approval for a product.

•

Based on your stage of development, the varying terms of your agreement, uncertainty in regulatory approval and the ability to estimate sales and expenses, it appears that a market approach which is more commonly used in your industry, such as the guideline public companies method, may be more appropriate. Please provide further explanation

Securities and Exchange Commission

July 5, 2012

as to why you believe an income approach is the most appropriate valuation methodology given your facts and circumstances.

The Company respectfullly acknowledges the Staff’s comments above and advises the Staff as follows:

(a) As discussed with the Staff on July 3, 2012, the Company has revised its disclosure on pages 62 and 63 to include the information requested above for valuation dates during which stock options were granted.

(b) The Company’s financial projections incorporated the terms of the option to acquire all of Ucyclyd’s worldwide rights in BUPHENYL and AMMONUL. The Company anticipates exercising its option to acquire these products and has incorporated the related costs into the financial forecasts used in the valuations. The Company does not believe that Ucyclyd will exercise its option to retain AMMONUL. Accordingly, the Company did not factor in the net cash flow that it would receive if Ucyclyd were to exercise its option nor the potential insignificant loss of AMMONUL revenue. Additionally, as discussed with the Staff on July 3, 2012, the differences in cash flows between the two potential scenarios is insignificant to the overall forecast.

(c) The Company has revised its disclosure on pages 60 and 61 to include information as to why it believes it has a reasonable basis to estimate sales and expenses given that it has never received regulatory approval for a product.

(d) Given the Company’s stage of development and the lack of meaningful, available financial metrics for a pre-revenue orphan drug company, it believes that the income approach still provides the most appropriate indication of value. The Company reviewed the disclosure of recent IPOs of pre-commercial launch Life Sciences companies and noted that when there was the ability to develop reliable cash flow estimates and a lack of relevant financial metrics for the market approach the companies utilized the income approach. However, the Company notes that it has utilized the market approach within its income approach to calculate the value of the Company. As previously mentioned, the Company has utilized a terminal revenue multiple to its revenues in the final year of the projection period in of each of its valuations. This value is then discounted utilizing the discount factor mentioned above.

4.	Please expand your response to comment 1c to describe the steps you took in comparing your estimated common stock value to the range of IPO valuations within the Life Sciences industry. Your discussion should include how you selected the companies that are similar to you and the adjustments you made for the differences. If your comparison was simply to those companies in the life sciences industry and not limited to the companies that are similar to you, please tell us why you believe such comparison is meaningful. In addition, you state that the value for the Company falls within the range of the observed IPOs from 2005 to date. Please clarify what you mean by “falls within the range” and why using a range spanning to 2005 is meaningful as a means of validating your fair value.

The Company reviewed median IPO pre-money and post-money valuations from Life Science companies since 2005 as it is challenging to find a specific population that closely resembles the Company. There have been very few orphan drug companies that have completed IPOs in the last several years and the Company was unable to find a peer group of Life Sciences companies of a similar nature with potential near commercialization. The range of median pre-money valuations between 2005 and 2012 ranged from $104 million to $248 million, and for 2010 and 2011 the median pre-money valuation was $104 million and $106 million, respectively. The Company also considered the pre-money valuation of the only orphan drug company IPO since 2009, Aegerion, which went public in October 2010 with a pre-money value of $126.3 million. The Company determined that its equity value during the March 1, 2012 valuation was approximately $124 million.

Securities and Exchange Commission

July 5, 2012

5.	We will continue to evaluate your accounting for stock compensation until an IPO price has been set. In this regard, please disclose the reasons for any changes in fair value between the last valuation date and the IPO price.

The Company respectfully acknowledges the Staff’s comments and will update the disclosure in a future filing consistent with the SEC Supplemental Response Letter filed on July 3, 2012.

*    *    *

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc.

Jeffrey S. Farrow, Hyperion Therapeutics, Inc.

Jon Layman, Hogan Lovells US LLP

Mark B. Weeks, Cooley LLP

Brett D. White, Cooley LLP